SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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FOR FEDERATED INTERNAL USE ONLY.  This material may not be distributed outside of Federated and is intended for Federated employee information only.  This may NOT be used as advertising or sales literature under FINRA and SEC rules.

Preliminary, Revised or Final Fact Sheet Issued: 01/12/2010

FROM:                                Stephanie Salo

DATE:                                Tuesday, January 12, 2010

RE:	Reorganization: Federated Short-Term U.S. Government Trust into the Government Obligations Fund

At the November 2009 meeting, the Board approved the tax-free reorganization of Federated Short-Term U.S. Government Trust (FSTG) into the Government Obligations Fund Institutional Shares (GOF-IS).  The reorganization requires the approval of FSTG shareholders.  The preliminary proxy statement was filed with the SEC on November 24, 2009.  The definitive proxy statement will be mailed to FSTG shareholders on or about January 12, 2010.  The shareholder meeting will be held on February 19, 2010.  If approved by shareholders, the reorganization will take place at the close of business on Friday, March 5, 2010.

Shareholders of FSTG will be moving into a larger fund that is more viable with similar investment strategies and lower expense ratios.

The proxy will be available for you to review on Federated’s internal web-site, under: online library – proxies. Please contact me at extension 8088 with any additional questions. Thank you.

Question and Answer

Why is the Reorganization being proposed?

The Reorganization is being proposed, primarily because the assets in Federated Short-Term U.S. Government Trust have declined substantially; and the Adviser believes that the Government Obligations Fund is a larger, more viable fund with a similar investment strategy and lower expense ratios.

How does the Reorganization affect shareholders?

•
The investment objective and strategies of Federated Short-Term U.S. Government Trust and Government Obligations Fund are substantially similar.  Both Funds are money market funds that seek to provide current income consistent with stability of principal.  Both Funds invest primarily in a portfolio of short-term U.S. Treasury and government agency securities, including repurchase agreements collateralized fully by the U.S. Treasury and government agency securities.

•	Government Obligation Fund’s stated gross expenses and total net expenses are lower than those of Federated Short-Term U.S. Government Trust. (See additional expense information below).

•	Shareholders of Federated Short-Term U.S. Government Trust will experience no diminution in level of service as a result of the Reorganization.

•	The cash value of the investment will not change. There will be no sales charges incurred to transfer assets to Government Obligations Fund.

What will happen to shareholder accounts?

•	Shareholder accounts will automatically be closed in FSTG and a new account will be opened in the Government Obligations Fund.

•
Shareholders will receive Institutional Shares (IS) of Government Obligations Fund with a total dollar value equal to the total dollar value of the Federated Short-Term U.S. Government Trust shares owned at the time of reorganization.

•
The required minimum initial investment for Institutional Shares of Government Obligation Fund is $500,000 vs. the minimum initial investment for Federated Short-Term U.S. Government Trust which is $25,000.  An account may be opened with a smaller amount as long as the $500,000 minimum is reached within one year.  After the one-year period, if the minimum has not been met, the account may be closed.  Shareholders will be notified and allowed at least 30 days to purchase additional shares to meet the minimum. An institutional investor’s minimum investment is calculated by combining all accounts it maintains with a Fund.  Financial intermediaries may impose higher or lower minimum investment requirements on their customers than those imposed by the Fund.

What about Fund performance?

•	The performance of GOF will survive post-reorganization. The following chart shows recent performance FSTG and GOF:

	7 Day Net Yield (as of 1/8/10)	Net Total Return Performance
		2009	2008	2007	2006	2005	2004
GOF IS	0.02	0.25	2.34	5.08	4.93	3.10	1.22
FSTG	0.00	0.18	2.17	4.81	4.65	2.82	0.92

What is the impact on expenses?

•	Total net expenses of GOF-IS are lower than the total net expenses of FSTG. The following table shows the fees and expenses charged by the Funds as described in each Fund’s current prospectus:

	FSTG	GOF-IS
Maximum Sales Charge Imposed on Purchases	None	None
Maximum Deferred Sales Charge	None	None
Maximum Sales Charge Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None
Management Fee	40 bp	20 bp
Distribution Fee (12b-1)	None	None
Total Expenses (before waivers)	86 bp	56 bp
Waivers*	36 bp	33 bp
Total Expenses (after waivers)**	50 bp	23 bp
* Includes the reduction of the 25 bp Shareholder Services Fee as such services are not currently being provided.

** Expenses include amounts that the Fund incurred during the prior fiscal year to participate in the Temporary Guarantee Program for Money Market Funds offered by the U.S. Treasury Department.

What are the tax consequences of the reorganization?

•	The reorganization is expected to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

•	Shareholders will be responsible for tax obligations associated with monthly, periodic or other dividend or capital gains distributions that occur prior to and after the reorganization.

How will Shareholders receive their “cash dividend” if their account is coded as such? If they are coded as “reinvestment”?

•	Dividend income will accrue in FSTG through Sunday, March 7, 2010.

•
Accounts with dividends coded as “cash” will payout on Monday, March 8, 2010 according to the options on the account (wire, check, ACH, NSCC).  The system will follow the normal process as it does for a regular month-end payout.

•
Accounts with dividends coded as “reinvest” will follow the merger exchange.  The dividend will be reinvested into GOF during the nightly cycle on Monday, March 8,  2010 and will be reflected in the account on Tuesday, March 9, 2010.

What is the timing?

•	The proxy will be mailed to shareholders on or about January 12, 2010.

•
A proxy solicitation firm, Broadridge, has been hired as the proxy tabulator/solicitor for this proxy campaign.  Shareholders who have not yet voted their shares may begin to receive solicitation calls around the week of January 27th.

•	The shareholder meeting is scheduled for Friday, February 19, 2010. If approved by shareholders, the tax-free reorganization is scheduled to occur at the close of business on Friday, March 5, 2010.

Stephanie Salo
1/12/10
10-33540

FOR FEDERATED USE ONLY
Not for External Distribution.